Exhibit 12.1

Exhibit 12.1 Madison River Capital, LLC Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(dollars in thousands)
Loss before income taxes	$(1,143)	$354	$(9,807)	$(32,550)	$(79,228)
Adjusted for:
Minority interests in consolidated subsidiaries	—	—	—	275	1,075
Loss from equity investees	70	156	193	1,240	2,366
Fixed charges	54,196	60,007	63,381	64,693	65,357

Earnings (loss) (numerator)	$53,123	$60,517	$53,767	$33,658	$(10,430)

Fixed charges:
Interest expense	53,127	59,045	62,442	63,780	64,466
Amortized discount	224	233	206	180	158
Amortization of capitalized debt issuance expenses	845	729	733	733	733
Rental expense	—	—	—	—	—

Total fixed charges (denominator)	$54,196	$60,007	$63,381	$64,693	$65,357

Ratio of earnings to fixed charges	—	1.0X	—	—	—

Insufficiency of earnings to cover fixed charges	$1,073	—	$9,614	$31,035	$75,787